

June 30, 2014

Via E-mail
Mr. Alexander W. Pease
Senior Vice President and Chief Financial Officer
EnPro Industries, Inc.
5605 Carnegie Blvd, Suite 500
Charlotte, NC 28209

> **Re: EnPro Industries, Inc.**
> **Form 10-K**
> **Filed February 25, 2014**
> **File No. 1-31225**

Dear Mr. Pease:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis, page 19

Results of Operations, page 22

2. We note your discussion of other expense, net on page 24. You state that "other expense, net in 2013 was $15.3 million compared to $9.9 million in 2012. The increase was due to higher environmental reserves ($5.1 million) and increased ACRP costs as activity in relation to GST's asbestos liability estimation trial increased ($1.7 million), partially offset by lower discontinued operations expense ($3.0 million)." Please address the following:
    - Please disclose the nature of or define "ACRP costs;"
    - Please help us reconcile the $15.3 million and $9.9 million in annual expense for 2013 and 2012, respectively, with the statement of operations on page 49 which indicates that such amounts are $6.3 million and $1.2 million, respectively;
    - Please help us reconcile the components listed on page 24 with those of note 3 on pages 59 and 60. In this regard, the note indicates that the only components of other income (expense) for 2013 are restructuring costs, GST legal fees and environmental reserves. The discussion on page 24 does not mention restructuring costs or discontinued operations expense.

17. Business Segment Information, page 77

3. There appear to be separate presidents for seven business areas based on your disclosures on page 15. Please disclose how you determined your reportable segments, including if operating segments have been aggregated. Refer to ASC 280-10-50-21.

Form 10-Q for the Period Ended March 31, 2014

Liquidity and Capital Resources, page 27

4. We note that your debentures remain convertible by holders until June 30, 2014, and may be convertible thereafter if one or more of the conversion conditions is satisfied during future measurement periods. Upon a conversion, you are required to make a cash payment of up to $1,000 for each $1,000 in principal amount of debentures converted. Your disclosures on page 9 indicate that the aggregate principal amount outstanding as of March 31, 2014, was $116.4 million. We also note you entered into agreements in June 2014 to exchange approximately $41.6 million in aggregate principal for shares of common stock. Therefore, it appears the aggregate remaining principal is approximately $74.8 million. You had a borrowing availability of $78.8 million at March 31, 2014 under your credit facility; however, your disclosures on page 12 of your Form 10-K for the year ended December 31, 2013, indicate there may be limitations on your ability to use the facility to repay the debentures. We also note that you held no cash and cash equivalents in the United States and your intent is to permanently reinvest any funds outside the United States. In this regard, please expand your disclosures to address the

sufficiency of your current sources of liquidity to meet your liquidity needs, including the cash that would be required to be paid upon conversion of the debentures. Refer to Items 303(a)(1) and (2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief